Tel Aviv, April 15, 2008 Our ref. 110931/1250

CONFIDENTIAL SUBMISSION
VIA EDGAR

Yolanda Crittendon, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Acro Inc.
Form 8-k
Filed on April 8, 2008
File No. 000-50482

Dear Ms. Crittendon:

        In connection with the comments of the Division of Corporation Finance as set forth in your letter dated April 14, 2008, with respect to the above referenced filing of ACRO Inc. (the “Company”). Each of the comments in your letter is reproduced below, followed by the corresponding response.

Item 4.01, Form 8-K The Solicitation or Recommendation

1.	We note you have engaged the accounting firm of Deloitte Brightman Almagor & Co. We also note that the firm of Deloitte Brightman Almagor & Co. has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepared or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-B regarding the period of engagement of Deloitte Brightman Almagor & Co. which should include an Exhibit 16 letter from Deloitte Brightman Almagor & Co.

Response.

        Deloitte Brightman Almagor & Co. is registered with the PCAOB under its legal partnership name, Brightman Almagor & Co.

        Brightman Almagor & Co. is a member firm of Deloitte Touche Tohmatsu.

Closing Comments

2.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

—	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response.

        The Company hereby acknowledges to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the following:

š	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

š	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

š	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ACRO INC. By: /s/ Gadi Aner —————————————— Gadi Aner Chief Executive Officer

        cc: Itay Frishman, Adv.

Acro Inc, 37 Inbar St. Caesaria, Israel
Tel: +972-4-6260483	Fax: +972-4-6360297
E-Mail: info@acrosec.com	www.acrosec.com